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                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   DECEMBER, 2000
                                          ----------------

                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   JOHN D ROGERS HAS BEEN NAMED CHIEF
                                 EXECUTIVE OFFICER OF ITS US INSTITUTIONAL
                                 GROUP
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AMVESCAP PLC
467279
IMMEDIATE RELEASE  12 DECEMBER 2000
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3941



AMVESCAP PLC Names John D. Rogers

CEO of U.S. Institutional Division

LONDON, DECEMBER 12, 2000--AMVESCAP PLC today announced that John D. Rogers has been named chief executive officer of its U.S. Institutional Group (USIG).
He succeeds A.D. Frazier who has assumed certain new responsibilities for corporate development within AMVESCAP.

"John Rogers' proven investment expertise, global perspective and strong business-building experience makes him the ideal choice to build on A.D.'s accomplishments in leading INVESCO's institutional business to record gross new business sales of over $11 billion this year," said Charles Brady, chairman and chief executive officer of AMVESCAP PLC. "John will be leading a group of exceptional professionals, and I am confident that together they will continue to provide our clients the excellent investment performance and client service they expect."

Commenting on A.D. Frazier's new responsibilities, Mr. Brady noted, "Over the last four years, A.D. has successfully led our institutional business through one of its most challenging periods and has put it on a sound strategic course for the future. I have asked him to move to AMVESCAP and work directly with me to pursue certain new strategic opportunities affecting our rapidly changing business."

Rogers, 39, is a member of AMVESCAP's Executive Board and has served as Chief Executive Officer and co-Chief Investment Officer
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for the INVESCO Global Americas business with divisional responsibility for the
Global Institutional business. His entire career has been in the investment management business, including over a decade in Asia, primarily in Japan, where he served as the chief investment officer and president of INVESCO's Japan office.

USIG, a division of AMVESCAP, is a leading institutional investment manager offering a broad range of U.S. and international equity, fixed income, real estate and alternative asset management services. As of September 30, 2000, the division had more than $89 billion in assets under management.

AMVESCAP is one of the world's largest independent investment managers, operating under the AIM and INVESCO brand names. AMVESCAP is a holding company offering a broad array of investment products and services to institutions and individuals across all distribution channels. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

For further information, contact:
Doug Kidd, AMVESCAP,
404-479-2931

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 12TH DECEMBER, 2000                   By /s/ MICHAEL S. PERMAN
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                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary